UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

7900 Xerxes Ave S. Suite 1800,

Minneapolis, MN 55431

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

Financial Statements as of and for the

Years Ended December 31, 2004 and 2003,

Supplemental Schedule as of December 31, 2004, and

Report of Independent Registered Public Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Apogee Enterprises, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Minneapolis, Minnesota
June 7, 2005

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 and 2003

	2004	2003
PARTICIPANT DIRECTED INVESTMENTS	$170,484,052	$174,007,781

CONTRIBUTIONS RECEIVABLE:
Employer	3,263,928	3,003,613
Participants	151,945	—

Total contributions receivable	3,415,873	3,003,613

CASH	332,097	—

NET ASSETS AVAILABLE FOR BENEFITS	$174,232,022	$177,011,394

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$177,011,394	$142,270,488

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation of investments	14,067,277	28,351,258
Interest and dividend income	1,630,182	1,675,166
Loan interest	304,252	370,153
Employee contributions	6,958,188	8,743,315
Employer contributions	7,073,274	5,998,629
Rollover contributions	316,589	187,327
Distributions to participants	(33,426,031)	(10,538,842)
Transfer of plan assets from Tru Vue Local 73 Union Pension Plan	332,097	—
Administrative expenses	(35,200)	(46,100)

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$174,232,022	$177,011,394

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 2, 2004, the Company completed the sale of one of its subsidiaries, Harmon AutoGlass. As a result of this sale, account balances vested 100% for participants from this group. As a result, many of the participants elected to receive these balances through distributions.

Effective December 31, 2004, the Tru Vue Local 73 Pension Plan (the “Tru Vue Plan”) was frozen and the assets were merged into the Plan. Beginning January 1, 2005, Company contributions will be made into the Plan for those eligible employees who are part of the Tru Vue Plan as outlined in the agreement between Tru Vue, Inc. and the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Union”) dated March 4, 2004 – March 3, 2007 (the “Union Agreement”). Also, beginning January 1, 2005, participants of the Tru Vue Plan will be allowed to make pretax contributions into the Plan. No Company match contributions will be made on these employee pretax contributions.

Plan Administrator and Trustee - The Company has appointed a committee consisting of certain Company officers and employees to be the Plan administrator. State Street Bank and Trust (the “trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

Eligibility - Under the terms of the Plan, an employee scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service. Employees that are represented for collective bargaining purposes by the Union and meet the above eligibility requirements are also eligible to be participants in the Plan, effective January 1, 2005.

Contributions - Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (“IRS”) pre-tax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2004 and 2003, the Company contributed for eligible non-union participants an amount equal to 30% of the first 6% of base compensation that a participant contributes to the Plan.

Additionally, effective July 1, 2002, the Company contributes to non-union participants an amount determined as a percentage of the participant’s eligible compensation and years of service with the Company. In order to receive an annual contribution, the eligible participant must have completed

1000 hours of qualified service during the plan year and be an active employee on December 31. Employer contributions are 3 percent for less than 10 years of service, 4 percent for more than 10 years, but less than 20 years of service and 5 percent for 20 years or more of service. These contributions of the Company are designed to accumulate funds needed to provide retirement benefits to its employees. There were no annual contributions during 2004 or 2003.

Participants who are members of the Union do not have their employee contributions matched by the Company. The Company committed to make a contribution in the amount of $68,575 for eligible members of the Union, which is included within Employer Contributions Receivable on the Statement of Net Assets Available for Benefits. While none have been made to date, the Company may also make additional discretionary profit sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their basic, supplementary, and Company-match contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 11 mutual funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Apogee Stock Fund.

Vesting - Participants’ basic and supplementary contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability, or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s contribution. Forfeitures from participants were approximately $190,812 in 2004 and $164,360 in 2003.

Loans - The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

Interest rates ranged from 5.00% to 6.00% in 2004. Participant loans of $5,270,640 and $5,864,045 were outstanding as of December 31, 2004 and 2003, respectively.

Distributions - Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a 5% owner may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59 1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS. Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	Investments, except for loans to participants, are valued at fair value provided by the trustee and based on quoted market prices obtained from national securities exchanges and other published sources. Loans to participants are valued at outstanding principal.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. The pro rata share of each fund’s investment income from the Apogee Enterprises, Inc. Retirement Trust (the “Trust”) represents the Plan’s proportionate share of investment income from the Trust for each fund. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses, based upon each participating plan’s share of the underlying net assets of the Trust.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses – Administrative expenses of approximately $54,000 in 2004 and $47,000 in 2003 were paid by the Company for the Plan.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	2004	2003
State Street Global Advisors Moderate Asset Allocation Fund*	$49,810,380	$53,061,969
State Street Global Advisors Principal Accumulation Return Fund*	26,766,616	29,470,353
Franklin Small Cap Growth Fund II	15,832,572	15,964,335
State Street Global Advisors S&P 500 Index Fund*	14,340,138	14,542,338
State Street Global Advisors Large Cap Value Fund*	13,694,517	13,140,897
Fidelity Advisor Diversified International Fund	10,200,183	**
Apogee Enterprises, Inc. common stock*	10,171,557	10,056,693
State Street Global Advisors Mid Cap Fund*	9,072,209	**
State Street Global Advisors International Growth Opportunities Fund*	**	9,323,109

*	Denotes party-in-interest
**	less than 5%

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/Collective Funds
State Street Global Advisors Moderate Asset Allocation Fund*	$4,046,081
State Street Global Advisors S&P 500 Index Fund*	1,442,514
State Street Global Advisors Large Cap Value Fund*	1,735,746
Apogee Enterprises, Inc. common stock*	1,607,635
State Street Global Advisors Midcap Fund*	1,507,144
State Street Global Advisors Aggressive Asset Allocation Fund*	485,470
MFS Strategic Growth Fund (A)	238,755
State Street Global Advisors Bond Market Fund*	199,862
State Street Global Advisors Conservative Asset Allocation Fund*	84,589
State Street Global Advisors Principal Accumulation Return Fund*	—

Total Common/Collective Funds	11,347,796

Mutual Funds
Franklin Small Cap Growth Fund II	1,562,364
Fidelity Advisor Diversified International Fund	1,157,117

Total Mutual Funds	2,719,481

Net appreciation of investments	$14,067,277

*	Denotes party-in-interest

4.	TAX STATUS

The Company received a favorable determination letter dated August 13, 2002 from the IRS stating that the Plan and related Trust are designed in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and the Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

5.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant account balances would become 100 percent vested.

6.	RELATED-PARTY TRANSACTIONS AND BALANCES

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust. State Street Bank and Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 743,747 and 869,735 units, respectively, of common stock of Apogee Enterprises, Inc., the sponsoring employer, with a cost basis of $7,015,821 and $8,143,010, respectively. During the year ended December 31, 2004 and 2003, the Plan recorded dividend income from its Apogee common stock of $191,958 and $206,474, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004:

2004
Net assets available for benefits per the financial statements	$174,232,022
Less: Deemed distributions of participant loans	(7,117)

Net assets available for benefits per the Form 5500	$174,224,905

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

2004
Benefits paid to participants per financial statements	$(33,426,031)
Add: Deemed distributions of participant loans	(7,117)

Benefits paid to participants per the Form 5500	$(33,433,148)

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year) DECEMBER 31, 2004

Description	Cost	Current Value
State Street Global Advisors Principal Accumulation Return Fund*	**	$26,766,616
State Street Global Advisors Bond Market Fund*	**	4,522,056
State Street Global Advisors S&P 500 Index Fund*	**	14,340,138
State Street Global Advisors Large Cap Value Fund*	**	13,694,517
MFS Strategic Growth Fund (A)	**	4,080,080
State Street Global Advisors Mid Cap Fund*	**	9,072,209
Franklin Small Cap Growth Fund II	**	15,832,572
Fidelity Advisor Diversified International Fund	**	10,200,183
State Street Global Advisors Conservative Asset Allocation Fund*	**	1,680,364
State Street Global Advisors Moderate Asset Allocation Fund*	**	49,810,380
State Street Global Advisors Aggressive Asset Allocation Fund*	**	5,042,738
Apogee Enterprises, Inc. common stock*	**	10,171,557
Loans to participants, with interest ranging from 5.00% to 6.00%*	**	5,270,642

Total Investments		$170,484,052

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC.,
the Plan Administrator

	By:	/s/ William F. Marchido
William F. Marchido
Chief Financial Officer

Date: June 8, 2005